Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabella CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard AN FRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel.: 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Jean-François Minster Appointed Total Senior Vice President,
Scientific Development
Paris, September 6, 2006 — As of October 1, 2006, Jean-François Minster will move into the position of Senior Vice President, Scientific Development, replacing Claude Jablon. Effective that date, the Scientific Development Department will report to Group Management.
Jean-François Minster, 56, is a graduate of Ecole Polytechnique and holds a doctorate from Institut de Physique du Globe in Paris.
In 1981 he created the hydrosphere physics and chemistry laboratory at Institut de Physique du Globe in Paris, then the oceanography and geophysics laboratory in Toulouse, which he managed from 1985 to 1996. From 1990 to 1996, he also held the position of Director of Institut des Sciences de la Terre in Toulouse and, in 1996, was named to head Institut National des Sciences de I’Univers at France’s National Scientific Research Center (CNRS). From 2000 to 2005, Jean-François Minster was Chairman and Managing Director of France’s Research Institute for Marine Development (IFREMER). In 2005 and 2006, he served as CNRS General Science Director.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com